Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

January 25, 2011

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turner Funds (the “Trust” or the “Registrant”)
(1933 Act Registration No. 333-171190)

Dear Ms. Browning:

Set forth below are our responses to your comments on the Trust’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”) regarding the proposed reorganization (“Reorganization”) of Turner Large Cap Growth Fund (the “Large Cap Growth Fund”) into Turner Core Growth Fund (the “Core Growth Fund” and together with the Large Cap Growth Fund, the “Funds”).  The Core Growth Fund will be renamed Turner Large Growth Fund (the “Large Growth Fund”) effective January 31, 2011.  Page references are to the Registration Statement as filed with the Commission on December 15, 2010.

Shareholder Letter

1.                                      Comment:  On page 1, under the first bullet, “Similar Investment Objectives and Policies; Same Lead Portfolio Manager and Investment Adviser,” refer to the Large Cap Growth Fund as the “Target” Fund and the Core Growth Fund as the “Acquirer” Fund.

Response:  Registrant will make the requested change.

2.                                      Comment:  List each Fund’s net assets under the first bullet, “Similar Investment Objectives and Policies; Same Lead Portfolio Manager and Investment Adviser” on page 1 and under the bullet titled “Potential Economies of Scale” on page 2.

Response:  Registrant will make the requested change.

3.                                      Comment:  On page 1 under “Similar Investment Objectives and Policies; Same Lead Portfolio Manager and Investment Adviser,” and elsewhere as appropriate, disclose any material changes to the investment strategies and risks of the Core Growth Fund as a result of its name change to Turner Large Growth Fund, effective January 31, 2011.

Response:  Registrant does not believe that there will be any material changes to the investment strategies and risks of the Core Growth Fund as a result of the name change.  Registrant will make the following disclosure on page 1 and in the Proxy Statement/ Prospectus, as appropriate: “The Core Growth Fund will be renamed Turner Large Growth Fund (the “Large Growth Fund”) effective January 31, 2011, and will invest primarily (at least 80% of its net assets) in equity securities of companies with large market capitalizations as of that date.  Large cap companies will be defined for this purpose as companies with market capitalizations at the time of purchase of $3 billion or more.  The Large Growth Fund may continue to hold securities of companies whose market capitalization was within such range at the time of purchase but whose current market capitalization may be outside of that range.”

4.                                      Comment:  On page 1, under “Similar Investment Objectives and Policies; Same Lead Portfolio Manager and Investment Adviser,” disclose all material differences between the Large Cap Growth Fund and the Core Growth Fund (and the Large Growth Fund).

Response:  In addition to the language describing the Large Growth Fund’s investment strategy of investing 80% of its net assets in equity securities of companies with large market capitalizations (as described above in the response to Comment #3), the following language will be included on page 1: “Except with respect to diversification — the Core Growth Fund is diversified while the Large Cap Growth Fund is not — the Large Cap Growth Fund and Core Growth Fund have adopted identical fundamental policies.  In addition, the Core Growth Fund may purchase convertible securities, which the Large Cap Growth Fund may not.  The investment policies and restrictions of the Large Cap Growth Fund are very similar to those of the Core Growth Fund.  However, there are certain differences between the investment policies and restrictions of the Large Cap Growth Fund and the Core Growth Fund.  For example, the Core Growth Fund typically invests in medium to large (primarily large) companies while the Large Cap Growth Fund typically invests in very large companies.  As discussed above, however, effective January 31, 2011, the Core Growth Fund will be renamed Turner Large Growth Fund and will adopt a policy whereby it will invest primarily (at least 80% of its net assets) in equity securities of companies with large market capitalizations.  Despite these differences, Turner believes that because the Funds have identical investment objectives, the same investment adviser, the same lead portfolio manager, and similar investment policies and restrictions, the Funds are substantially similar.”

5.                                      Comment:  Disclose the source of how the Large Cap Growth Fund and Large Growth Fund will determine and define their investment mandate to primarily invest in equity securities “of U.S. companies with very large market capitalizations.”

Response:  Registrant will make the following disclosure on page 1 and in the Proxy Statement/ Prospectus, as appropriate:

“The Large Cap Growth Fund seeks to achieve its objective by investing primarily (at least 80% of its net assets) in equity securities of U.S. companies with very large market capitalizations that Turner believes have strong earnings growth potential.  For this purpose the Fund considers U.S. companies to include those companies headquartered or doing a substantial portion of their business in the United States.  Large cap companies are defined for this purpose as companies with market capitalizations at the time of purchase in the range of those market capitalizations of companies included in the Russell Top 200 Growth Index, the Large Cap Growth Fund’s current benchmark.  The Large Cap Growth Fund may continue to hold securities of companies whose market capitalization was within such range at the time of purchase but whose current market capitalization may be outside of that range.  The Core Growth Fund seeks to achieve its objective by investing primarily in equity securities of U.S. companies, typically medium to large sized companies, that Turner considers to have strong earnings growth potential.

The Core Growth Fund will be renamed Turner Large Growth Fund (the “Large Growth Fund”) effective January 31, 2011, and will invest primarily (at least 80% of its net assets) in equity securities of companies with large market capitalizations as of that date.  Large cap companies will be defined for this purpose as companies with market capitalizations at the time of purchase of $3 billion or more.  The Large Growth Fund may continue to hold securities of companies whose market capitalization was within such range at the time of purchase but whose current market capitalization may be outside of that range.”

Questions and Answers

6.                                      Comment:  State the basis of the expectation of the following statement in the second Answer on page 1: “The gross total operating expenses of the Core Growth Fund after the reorganization are expected to be lower than the current gross total operating expenses of the Large Cap Growth Fund and the net total operating expenses of the Core Growth Fund are the same as those of the Large Cap Growth Fund in light of Turner’s contractual commitment to limit expenses of the Core Growth Fund through January 31, 2012.”

Response:  Registrant makes this statement based on the fact that the Core Growth Fund has, and is expected to have after the Reorganization, greater assets than the Large Cap Growth Fund had before the Reorganization.  The greater assets will lower fixed costs associated with the Core Growth Fund and reduce gross total costs when compared to the Large Cap Growth Fund.  This is also set forth in the Expense Ratio Tables on pages 4 and 5 of the Proxy Statement/ Prospectus, which show that the “Total Annual Fund Operating Expenses” are greater for the Large Cap Growth Fund than the Core Growth Fund and pro forma Core Growth Fund.

Additionally, the Board of Trustees of the Turner Funds (the “Board”), has approved a contractual fee waiver/ reimbursement commitment to limit the net total operating expenses, excluding acquired fund fees and expenses and interest expenses relating to short sales, of the Large Cap Growth Fund and Core Growth Fund (becoming the Large Growth Fund effective January 31, 2011) at the existing levels (0.69% for institutional class shares and 0.94% for investor class shares) through January 31, 2012.  This waiver may only be changed or repealed through Board approval and is disclosed in the Expense Ratio Tables on pages 4 and 5 of the Proxy Statement/ Prospectus.

7.                                      Comment:  If all fees will be borne by Turner Investment Partners, Inc., the investment adviser of the Funds (“Turner”), delete “direct” in the second Answer on page 1: “The Trustees also considered that neither the Large Cap Growth Fund nor the Core Growth Fund will bear any direct fees or expenses in the reorganization.”  Otherwise, disclose any “indirect” fees or expenses that may be borne by the Funds as a result of the Reorganization.

Response:  Registrant believes that the disclosure, as stated, is accurate.  The Large Cap Growth Fund may sell certain of its securities in anticipation of the Reorganization, which may be viewed an “indirect” expense that would be borne by the Large Cap Growth Fund and its shareholders.  Registrant discloses in the following paragraph that, while the Large Cap Fund has no current plans to dispose of certain securities prior to the Reorganization (see Response to Comment # 9, below), any disposition of such will be costs that are borne by the Large Cap Fund and its shareholders.

8.                                      Comment:  Revise the first sentence in the second paragraph of the fourth Answer on page 2 to reflect the fact that the Funds have already received a legal opinion to the effect that the Reorganization will be tax free.

Response:  Registrant will make the requested change.  The revised language will read: “The exchange of Large Cap Growth Fund shares for Core Growth Fund shares is intended to be tax-free under federal income tax laws.  The Trust has received an opinion from its counsel, Drinker Biddle & Reath LLP, (based on certain facts, qualifications, assumptions and representations) to the effect that the Reorganization, for federal income tax purposes, will qualify as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended.”

9.                                      Comment:  In response to the second sentence in the second paragraph of the fourth Answer on page 2, disclose whether any securities held by the Large Cap Growth Fund have been earmarked for sale prior to or during the Reorganization.

Response:  Registrant confirms that no securities have been earmarked or designated for sale by Turner prior to the Reorganization.  Registrant believes its disclosure is accurate and that the Large Cap Growth Fund may, whether in the normal course of business or in anticipation of the Reorganization, sell securities, although it has no current plans to do so and has not segregated any assets for sale.

Notice of Special Meeting to Shareholders

10.                               Comment:  Confirm that proxies may not be revoked by touch-tone voting or voting online.  If they can be revoked using these methods, include disclosure to this effect.

Response:  Registrant confirms that proxies may not be revoked by either touch-tone voting or voting online.  Additionally, Registrant notes that voting will not be permitted via touch-tone voting or online voting.  Registrant will make changes to the Proxy Statement/ Prospectus to reflect this fact.

Combined Proxy Statement/ Prospectus

11.                               Comment:  On page 1, incorporate by reference the Acquiring Fund’s statutory prospectus.

Response:  Registrant believes that no additional disclosure is needed.  Registrant believes that the current disclosure on page 1 incorporates by reference the statutory prospectus of both Funds: “Additional information is set forth in the Statement of Additional Information dated January [ ], 2011, relating to this Proxy/Prospectus, in the statutory prospectus dated January 31, 2010, as supplemented, for the Turner Funds, and in the summary prospectus dated January 31, 2010, each of which is incorporated herein by reference.” (emphasis added).

12.                               Comment:  In the headings to the Expense Ratio Tables on pages 4 and 5 and the Expense Examples on page 6, describe the Large Cap Growth Fund as the “Target” Fund and the Core Growth Fund as the “Acquirer” Fund.

Response:  Registrant will make the requested change.

13.                               Comment:  Discuss what accounts for the difference between the “Total Other Expenses” of the Large Cap Growth Fund and the Core Growth Fund as disclosed in the Expense Ratio Tables on pages 4 and 5.  If the difference constitutes a material change that will result from the Reorganization, disclose the change and the affect on shareholders.

Response:   The difference between the “Total Other Expenses” of the Large Cap Growth Fund and the Core Growth Fund is a result of, among other things, the realization of economies of scale on certain costs and the different investor bases of the Funds, which may affect transfer agency and other costs calculated on a per account basis.

14.                               Comment:  With regard to the Expense Ratio Tables on pages 5 and 6, remove or move to another portion of the Proxy Statement/ Prospectus:  1) footnote 1; and 2) footnote 2.  Remove or move to another portion of the Proxy Statement/ Prospectus footnote 3 in the Expense Ratio Table on page 6.

Response:  Registrant will remove the footnotes and include the following language beneath “Voting Information” on page 9 of the Proxy Statement/ Prospectus:

“The “Redemption Fee” listed in the Expense Ratio Tables on pages 4 and 5 (“Tables”) applies to redemptions (including exchanges) within 90 days of purchase.  At this time, purchases of Institutional Class and Investor Class shares of the Core Growth Fund (and of the Combined Fund) will not be subject to the redemption fee described in the Tables.  The Core Growth Fund (and the Combined Fund) will notify all existing shareholders if and when it decides to implement the fee.  The “Total Other Expenses” listed in the Tables includes dividends and interest on securities that the Funds sells short (“short sale dividends and interest”). Short sale dividends and interest are treated as an expense, and increase each Fund’s total expense ratio.  The “Shareholder Servicing Fee” listed in each Table is included as a part of that Fund’s “Total Other Expenses” and is included in the Table for information purposes only.”

15.                               Comment:  Disclose whether the Redemption Fee in the Expense Ratio Tables on pages 4 and 5 has been waived pursuant to a Board resolution, or whether the Redemption Fee may be reinstated by the Fund or Turner at any time.

Response:  Registrant believes the current disclosure, which states that purchases of the Core Growth Fund (or of the Combined Fund) will not be subject to the redemption fee, is adequate.

16.                               Comment:  In footnotes 3 and 4 to the Expense Ratio Tables on pages 4 and 5, respectively, add disclosure noting: 1) that the Funds incurred no acquired fund fees and expenses (“AFFE”) or interest expenses relating to short sales as reflected in the Expense Ratio Tables; 2) to the extent AFFE and interest expenses relating to short sales are excluded from waiver calculations and incurred by the Funds, “Total Annual Fund Operating Expenses” would be increased; and 3) that only the Board may terminate the waiver and reimbursement currently in place.

Response:  Registrant will make the requested changes.

17.                               Comment:  On page 6, revise the disclosure under “Example” to better match the language provided in Item 3 of Form N-1A.

Response:  Registrant will make the requested change.

18.                               Comment:  On page 6, delete the two paragraphs beneath the Expense Examples or state the authority for their inclusion.

Response:  Registrant will delete the paragraphs.

19.                               Comment: Confirm that investment in foreign securities, including ADRs, as set forth on pages 7 and 8, is a principal risk of both the Large Cap Growth Fund and Core Growth Fund.

Response:  Registrant confirms that these are principal risks of both Funds.

20.                               Comment:  Spell out “American Depositary Receipt” before using the acronym “ADR” on page 7 of the Proxy Statement/ Prospectus.

Response:  Registrant will make the requested change.

21.                               Comment:  Describe the type of “equity” securities, e.g., common stock, preferred stock, etc., in which the Funds may invest in the paragraphs titled “Principal Investment Strategy” on page 7 of the Proxy Statement/ Prospectus.

Response:  Registrant believes that the current disclosure describes the principal investment strategies of the Funds, including the types of investments each will make, with adequate specificity.

22.                               Comment:  Disclose how each Fund’s 80% investment policy will be calculated, e.g., if it will be calculated based on each Fund’s “net” assets or otherwise.

Response:  Registrant will change the appropriate disclosure to reflect the fact that the 80% investment mandate of the Large Cap Growth Fund and Large Growth Fund will be calculated based on each Fund’s net assets.  The revised disclosure will read that each Fund will “invest primarily (at least 80% of its net assets)” in its respective investment mandate.

23.                               Comment:  Confirm that all principal risks of the Funds are disclosed in the Proxy Statement/ Prospectus.

Response:  Registrant will clarify that “Large Cap Risk” is a risk of the Core Growth Fund.  Other than this change, Registrant confirms that all principal risks of the Funds are disclosed in the Proxy Statement/ Prospectus.

24.                               Comment:  Confirm that all principal strategies of the Funds are disclosed in the Proxy Statement/ Prospectus.

Response:  Registrant confirms that all principal strategies of the Funds are disclosed in the Proxy Statement/ Prospectus.

25.                               Comment:  On page 19, in the “Capitalization” table, include a line item disclosing “Total Net Assets” for each Fund and the Combined Fund.

Response:  Registrant will make the requested change.

Statement of Additional Information

26.                               Comment:  In the “Pro Forma Notes to Combining Financial Statements,” include disclosure regarding the Funds’ use of derivatives as is required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification section (“ASC”) 815-10-50, “Disclosures about Derivative Instruments and Hedging Activities.”

Response:  Registrant will make the requested change.

27.                               Comment:  In Note 3 to the “Pro Forma Notes to Combining Financial Statements,” include fair value disclosure as is required by FASB ASC 820-10-50, “Fair Value Measurements and Disclosures.”

Response:  Registrant will make the requested change.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2972 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Lisa K. Whittaker
Lisa K. Whittaker

cc:	Brian F. McNally, Esq.
Josh Deringer, Esq.
Michael P. Malloy, Esq.